Rouyn-Noranda, February 12, 2016

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
United States of America

RE:	Richmont Mines Inc.
Form 20-F for the Year Ended December 31, 2014
Commission letter dated February 5, 2016
File no. 001-14598

Dear Mr. Decker,

As requested in your letter dated February 5, 2016, please find enclosed our responses to your follow-up observations regarding our Form 20-F for the year ended December 31, 2014.

If you require additional information or wish to discuss any of our answers, please do not hesitate to contact us.

Yours truly,

Nicole Veilleux, CPA, CA
Vice-President, Finance

Encl.

c. c.	Raymond Chabot Grant Thornton LLP
Audit Committee Members

Richmont Mines Inc.
Response to Commission letter dated February 5, 2016 related to
Form 20-F for the Year Ended December 31, 2014
Filed April 27, 2015
File No. 001-14598

Rouyn-Noranda, February 12, 2016

Note 2.9 – Exploration and Project Evaluation, page 11

1.	In your response to our prior comment 2 you state that a preliminary economic analysis based on at least Inferred Resources is sometimes sufficient to demonstrate that development is economically feasible. Based on the definition of inferred resources, which states “Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies”, we do not agree with your conclusion. We also note in your response to prior comment 2 that you do not capitalize expenditures that are otherwise within the scope of IFRS 6, but later in your response you reference “technical feasibility and commercial viability” and “Exploration and Evaluation” projects, both concepts of IFRS 6. Since you are not capitalizing expenditures pursuant to IFRS 6, these concepts, including “technical feasibility and commercial viability”, do not appear relevant and it would appear that your capitalization would be pursuant to IAS 16. Paragraph 7 of IAS 16 requires it to be probable that future economic benefits associated with the item will flow to the entity in order to recognize an expenditure as a property, plant and equipment asset. Based on the CIM definition of inferred resources, we do not believe that inferred resources provide the level of confidence necessary to support a conclusion that future economic benefit is probable. Please modify your policy, or explain how you have concluded that inferred resources are sufficient to support a conclusion that future economic benefits are probable.

Response:

We agree with your assessment that the capitalization of the costs needs to be examined in light of IAS 16, in particular with regard to the probability that future economic benefits of the project will flow to the entity. As will be developed in the following paragraphs, we reached a conclusion that in 2013 the costs capitalized related to our Island Gold Deep Advanced Exploration Project met the criteria of paragraph 7 of IAS 16. A series of indicators, notably the establishment of indicated resources (as defined by CIM definition standards), confirmed that future economic benefits were probable. In 2014, the continued capitalization of the costs of the project was further justified by the increase in previously established indicated resources and the establishment of proven and probable reserves.

Despite the fact that the previously discussed reference (IAS 16, paragraph 7) does not prescribe the use of CIM definitions in the assessment of satisfying the “probable benefits” criteria, we agree with your comment that basing the analysis only on inferred resources would make it more difficult to justify capitalization.

The following are some of the elements that were considered in 2013 in our assessment of the appropriateness to capitalize the costs of the project under “Advanced Exploration Project” within the Property, Plant and Equipment caption:

  The project is an extension of our existing Island Gold Mine, being situated directly below the existing mine;
  The Corporation has acquired a high level of knowledge of the mineralization characteristics of this new zone based on the historical exploration and extraction activities performed in relation to the existing mine;
  The Corporation has a demonstrated history of converting a high ratio of resources, including inferred and indicated resources, into reserves;
  Based on a series of drilling initiatives performed in 2010, 2011 and 2012, the potential development of the “deep” portion was gradually being confirmed and a sizeable amount of inferred resources were established by the Corporation in 2012 and reviewed by an independent third party;
  In 2013, important drilling activities continued and the Corporation was able to convert a sizeable amount of inferred resources into indicated resources and;
  An economic analysis of the project, which demonstrated a positive return on investment, was presented to and approved by the Board of directors. The analysis demonstrated that the project would have a positive return on investment even in the case of reasonably possible downward adjustments to significant assumptions used.

In light of the above, in fiscal 2013, the Corporation concluded that the economic viability of the project was demonstrated, future economic benefits were probable and as such, the capitalization of the costs was justified. As for 2014, the new indicators of proven and probable reserves, in addition to increased indicated resources, was just one factor that confirmed the continued economic viability of the project, so costs continued to be capitalized.

We also agree with you that the current wording of our accounting policy needs to be modified to better reflect the elements previously discussed. We are therefore proposing to modify the wording of our accounting policy. The new wording will discuss two types of economic analysis (instead of three) that can be relied on and the wording will no longer refer to inferred resources. The first bullet point in our current note 2.9 will be as follows:

One type is in the form of a preliminary economic analysis showing the profitability of the project based on Measured or Indicated Resources;

2.	In your response to our prior comment 2 you state that expenditures that had been capitalized using your previously-described economic analysis were $16,444,063 (CAN$) in fiscal year 2013 and $21,392,307 (CAN$) in fiscal year 2014. Please clarify whether all of these amounts were capitalized based on inferred resources or lesser indications of mineralization. If not, please tell us, on a project- by-project basis, the cumulative amount of expenditures that have been capitalized based on inferred resources or lessor indications of mineralization, both gross and net of depreciation, depletion, amortization and impairments, that remain on your balance sheet as of December 31, 2014.

Response:

Please refer to our response to question #1 above. No amounts in 2013 and 2014 were capitalized based only on inferred resources or lesser indications of mineralization. The amounts capitalized in fiscal year 2013 were based on indicated resources and the amounts capitalized in fiscal 2014 were based on a combination of proven and probable reserves and indicated resources.

Management of the Corporation acknowledges that:

  the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Nicole Veilleux, CPA, CA
Vice-President, Finance